Abacus Global Management, Inc.
2101 Park Center Drive, Suite 200
Orlando, Florida 32835

December 18, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Ms. Madeline Mateo

Re:	Abacus Global Management, Inc.

Registration Statement on Form S-3

File No. 333-291789

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Abacus Global Management, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 10:00 a.m. Eastern Time on December 22, 2025, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, White & Case LLP, by calling Patti Marks at (212) 819-7019 or, in her absence, Michelle Rutta at (212) 819-7864.

Thank you for your assistance in this matter.

Very truly yours,

ABACUS GLOBAL MANAGEMENT, INC.

By:	/s/ Jay J. Jackson

Jay J. Jackson

President and Chief Executive Officer

cc:	William H. McCauley, Abacus Global Management, Inc.

Michelle Rutta, White & Case LLP

Patti Marks, White & Case LLP